News Release: February 19, 2007

ALMADEN CLARIFIES ELK RESOURCE

As a result of a review by the British Columbia Securities Commission, Almaden Minerals Ltd. (TSX: AMM; AMEX: AAU; “Almaden” or “the company”) is issuing the following news release to clarify our disclosure made in past news releases with respect to the resource for the company’s ELK project, British Columbia.

In the company’s January 11th, 2006 and January 24th, 2007 news releases concerning the Elk Gold deposit an historic resource was quoted which is not NI 43-101 compliant. The company did not purport to have and does not have any NI 43-101 compliant reserves. The company did not intend to represent the old resource as NI 43-101 compliant and does not have NI 43-101 compliant reserves but mineral resources. The historic resource is no longer current and was quoted only as a means of demonstrating how the resource has changed over time through the drilling programs conducted by the company since 2001.

Further, the same paragraph of the company’s disclosure of contained metal did not comply with NI 43-101 because it added inferred resources to other categories and did not provide  the details of tonnes and grade for each category.  The reader is reminded that correct disclosure was done by the company in tabular form in the news releases in question as well as the news releases of May 6, 2006 which announced the current resource at the Elk project. The table from the May 6, 2006 news release is shown below.

The Elk gold project is a mesothermal quartz vein gold deposit hosted by the Okanagan Complex Batholith. The resource estimate reported in the May 6, 2006 news release is from a report by Giroux Consultants dated April 6th, 2006, and was calculated using the industry standard geostatistical estimation methodology, kriging. It includes assays from 434 surface and 301 underground diamond drill holes, totaling 71,000 meters of core.  Drill sections are 10m to 50 m apart, with holes spaced on average between 15m and 25m. More than 8,000 individual gold assays and analyses, with an average interval length of 0.5m, were used to develop the mineral resource estimate. Gold assays were examined using graphical and statistical techniques and as a result capped at 302 g/t gold  (8.8 oz/t gold).  A total of 12 assays were capped. The resource for the Siwash North B vein and WD veins was first calculated using a two dimensional method which involves estimating thickness and gold accumulation (thickness x gold grade) for a number of blocks located in the plane of the vein. For each drill hole that intersected a vein, a true thickness was calculated. For each vein the intersections were rotated in the horizontal and vertical planes as required to produce a long section that approximated the true vein surface.  A grid of blocks 10 x 10 m for the B Vein and 20 x 20 m for the WD veins were superimposed on the long section and estimated by ordinary kriging. The B vein was subdivided into three domains for estimation based on vein structure.  Due to the change in dip a Flat near surface segment that included the open pit was estimated east to the RBF Fault trace and where the vein steepened below the 1600 level a Steep segment was estimated.  The third B vein domain was east of the RBF fault.  During the 2004-05 drilling no new holes tested the B vein Flat segment so the resource reported for that part of the vein is identical to the resource reported in May 2004.  The Siwash North B vein when it crosses from granodiorite to quartz monzonite tends to split up with less continuous parallel splays produced. The tonnages and resource presented above in the two dimensional approach ignored the parallel splays. The WD vein has a similar situation with several parallel smaller splays, but only the WD vein, was estimated. To allow for the possibility of open pit mining the Siwash North B vein east of the existing pit, the splays were combined with the main B vein and internal waste between them assigned a grade of 0.001 g/t gold. A three dimensional solid was produced to encompass all the mineralization and a three dimensional block model was estimated by ordinary kriging. Specific gravities were assumed to be 2.75 in sulphides parts of the vein, 2.50 in oxide portions or were calculated from Fe, Pb, Cu and Zn contents in samples where these elements were available.  Each intersection in the 2D approach and each one metre composite in the 3D approach had an assigned specific gravity.  Inverse distanced squared interpolation was used to assign a specific gravity to each resource block in both models.  Semivariograms ranges and the distances from blocks estimated to data used were used to classify the resource.

AREA	Au Cutoff (g/t)	Measured			Indicated			Inferred
		Tonnes	Grade Gold (g/t)	Contained Ounces Gold	Tonnes	Grade Gold (g/t)	Contained Ounces Gold	Tonnes	Grade Gold (g/t)	Contained Ounces Gold
B Flat Vein	7.0	12,000	34.57	13,300	7,000	13.77	3,100	500	7.74	100
B Steep Vein	7.0	17,000	37.34	20,400	34,000	47.51	51,900	114,000	16.21	59,400
B East Vein	7.0	1,000	12.46	400	8,000	18.13	4,700	26,000	13.88	11,600
WD Vein	7.0	0	0	0	137,000	21.77	95,900	46,000	11.05	16,300
Bulk Open Pit Target	1.0	195,000	5.730	35,900	435,000	4.250	59,400	908,000	3.46	101,000
TOTAL		225,000	9.68	70,000	621,000	10.77	215,000	1,094,500	5.35	188,400

This resource does not incorporate the results of the 2006 drilling conducted on the property. Almaden’s management is reviewing the results of the 2006 drilling the results from which were reported in the January 24th, 2007 news release of the company. A new geologic model for the vein system is presently being constructed in order to enable evaluation of the resource. As previously reported, a new resource estimate incorporating these 2006 results, and complying with National Instrument 43-101 requirements will be calculated by Giroux Consultants Ltd. and reported as soon as it is available to do so.

The qualified person of the 2006 exploration drill program was Wojtek Jakubowski, P. Geo., an employee of Almaden. All samples were analyzed at Acme Analytical Labs (“Acme”) in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicates, blanks and standards were inserted into the sample stream as part of Almaden’s ongoing quality control program at the Elk Deposit. Check assays were carried out by ALS Chemex Labs in Vancouver.

The mineral resource estimates contained in this news have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The “qualified person” responsible for the independent resource estimate for resources at the Elk Gold Deposit was Gary Giroux, P.Eng. of Giroux Consultants Ltd. The technical information has been included herein with the consent and prior review of the above noted qualified persons. The qualified persons have verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein. Part 3.4c of NI 43-101 requires the company to provide a general discussion of the extent to which the estimate of mineral resources and mineral reserves may be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. A full feasibility study has not been carried out on the project but at present the company knows of no material affect to the stated resource from such factors. Part 3.4d of NI 43-101 requires the company to state that mineral resources which are not mineral reserves do not have demonstrated economic viability. In 1992 preliminary metallurgical testing was carried out on a composite sample of vein material from three holes by Bacon Donaldson & Associates, then of Richmond, B.C. The composite sample assay by Bacon Donaldson was 130 g/t gold. The preliminary metallurgical testwork resulted in 99% gold recovery with combined gravity and flotation and 98% recovery with combined gravity and cyanidation. Gold recovery to a gravity concentrate was 63%, producing a very high economic grade concentrate. Bacon Donaldson (1992) stated that the ore is readily amenable to processing by either method. The work index of the composite was 10.9 kwh/ton.

ON BEHALF OF THE BOARD OF DIRECTORS

"Duane Poliquin"

______________________

Duane Poliquin, President

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

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